As filed with the Securities and Exchange Commission on November 2, 2009

Registration No. 333-13914

_____________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares of

JAMES HARDIE INDUSTRIES N.V.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

THE NETHERLANDS

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13, 15 and 18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16, and 18

soliciting material

(v)  The sale or exercise of rights

Articles number 13, 14, 15, and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17

dividends, splits or plans of reorganization

and 18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to deposit of

Articles number 2, 3, 4, 6, 8 and

withdraw the underlying securities

22

(x)  Limitation upon the liability of the depositary

Articles number 14, 18, 19 and 21

3.  Fees and Charges

Articles number 7 and 8

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a(1).

Form of Deposit Agreement dated as of September 24, 2001, as amended and restated as of [_________], 2009, among James Hardie Industries, SE, The Bank of New York Mellon as Depositary, and all Owners and holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

a(2).

Form of Letter Agreement of September 6, 2001 by and between James Hardie Industries N.V. and CHESS Depositary Nominees Pty Limited, as the depositary for CHESS Units of Foreign Securities. – Previously filed.

b(1).

Excerpts of the ASX Settlement and Transfer Corporate PTY Limited Settlement Rules, as of July 9, 2008 – Filed herewith as Exhibit 2.

b(2).

Excerpts of the Corporations Act of 2001, as of February 27, 2009 – Filed herewith as Exhibit 2.

b(3).

ASIC Class Order 02-311, dated March 11, 2002 – Filed herewith as Exhibit 2.

b(4).

Australian Financial Services Licence, effective March 10, 2004 – Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a)(1) and (b)(1) above.

d(1).

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously filed.

d(2).

Opinion of Bruce E. Mackie, Senior Solicitor with the ASX Group of Companies advising CHESS Depositary Nominees Pty Limited, as to the legality of the CHESS Units of Foreign Securities to be registered. – Previously filed.

e.

Certification under Rule 466. –Not Applicable.

f.

Power of Attorney. – Filed herewith as Exhibit 6.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, November 2, 2009.

Legal entity created by the agreement for the issuance of American Depositary Shares representing CHESS Units of Foreign Securities, CHESS Units of Foreign Securities representing Ordinary Shares, Par Value 0.59 Euro each, of James Hardie Industries N.V.

By:

The Bank of New York Mellon,
 As Depositary

By:      /s Vincent J. Cahill, Jr.

Name: Vincent J. Cahill, Jr.

Title:   Managing Director

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto authorized in the City of Sydney, Australia, on October 30, 2009.

Legal entity created by the agreement for the issuance of CHESS Units of Foreign Securities representing Ordinary Shares, Par Value 0.59 Euro each, of James Hardie Industries N.V.

By:

CHESS Depositary Nominees Pty Limited

  As depositary for CHESS Units of Foreign

  Securities

By: /s/ Alan Bardwell

Name: Alan Bardwell

Title:   Director

Pursuant to the requirements of the Securities Act of 1933, JAMES HARDIE INDUSTRIES N.V. has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Newport Beach, California on   November 2, 2009.

JAMES HARDIE INDUSTRIES N.V.

By:    /s/ Russell Chenu
Name:  Russell Chenu
Title:    Managing Board Director

and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on November 2, 2009.

Signature	Title

/s/ Louis Gries
Louis Gries	Chief Executive Officer and Managing Board Director
/s/ Russell Chenu
Russell Chenu	Chief Financial Officer, Principal Accounting Officer/Controller and Managing Board Director
*
Michael N. Hammes	Chairman and Supervisory Board Director
*
Donald McGauchie AO	Deputy Chairman and Supervisory Board Director
*
Brian Anderson	Joint and Supervisory Board Director
*
David Harrison	Joint and Supervisory Board Director
*
Rudy van der Meer	Joint and Supervisory Board Director
*
James Osborne	Joint and Supervisory Board Director
/s/ David Dilger
David Dilger	Joint and Supervisory Board Director
*
Robert E. Cox	Managing Board Director

*By:      /s Paul Bokota

Paul Bokota

Attorney-in-fact

Authorized Representative in the United States

/s/ Paul Bokota

Name: Paul Bokota

Deputy General Counsel

James Hardie Building Products Inc.

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

     1

Form of Deposit Agreement dated as of September 24, 2001, as amended and restated as of _______________, 2009, among James Hardie

Industries SE, The Bank of New York Mellon as Depositary, and all Owners

and holders from time to time of American Depositary Shares issued thereunder.

     2

Excerpts of the ASX Settlement and Transfer Corporate PTY Limited Settlement

Rules, as of July 9, 2008.

     2

Excerpts of the Corporations Act of 2001, as of February 27, 2009.

1

ASIC Class Order 02-311, dated March 11, 2002.

2

Australian Financial Services Licence, effective March 10, 2004.

6

Power of Attorney.